FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-Q

For Period Ended:  March 31, 1996

PART I - REGISTRANT INFORMATION

USA CAPITAL LAND FUND

3900 Paradise Road, #263
Las Vegas, NV   89109

PART II - RULES 12b-25(b) AND  (c)

If the subject report could not be filed without unreasonable effort or expense and theregistrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendarday following the prescribed due date;
or the subject quarterly report of transition reporton Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

In order to complete the audit of the USA Capital Land Fund, a Nevada Limited Partnership, and thereby to provide an opinion on the related financial statements,additional time is needed to receive material audit evidence.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact is regard to this notification

Thomas A. Hantges
1-702-734-8721

All other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filesuch report(s) have been filed.

(3) It is not anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

USA CAPITAL LAND FUND

MAY 15, 1996

David M. Berkowitz
Secretary, USA Partners, Inc.
General Partner